Exhibit 12.1
Cascades Inc.
Statement Re: Computation of Ratios
(dollars in millions)

	Q1-2009	Q1-2010

Earnings
Income (loss) from operations before taxes	36	(5)
Plus fixed charges	30	31
Plus amortization of capitalized interest	0	0

Earnings	66	26

Fixed Charges:
Interest expense, including amortization of debt issue costs	27	28
Capitalized interests	0	0
Estimated interest factor of rental expense	3	3

Fixed Charges	30	31

Ratio of Earnings to Fixed Charges(1)	2.19	0.84	(2)

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

(2)	For the quarter ended March 31, 2010, earnings were inadequate to cover fixed charges by approximately $5 million.